UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 30, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated July 30, 2026 entitled ‘2026 Half Year Results’.

2026 Half Year Results

TMICC H1 2026 results

Solid performance, driven by innovation and operational rigour
H1 organic sales growth +4.7%; Full-year outlook reaffirmed

Amsterdam, 30 July 2026

  H1 2026 revenue €4.7 billion (H1 2025: €4.5 billion), +4.7% organic sales growth (OSG) balanced between volume +2.5% and price +2.2%, and across all regions
  Q2 2026 revenue €2.9 billion (Q2 2025: €2.7 billion), +4.9% OSG
  Operating Profit €587 million (H1 2025: €569 million), reflects improved Adjusted EBIT partially offset by an increase in adjusting items
  H1 2026 Adjusted EBIT €716 million (H1 2025: €666 million), H1 2026 Adjusted EBIT margin 15.3% (H1 2025: 14.8%), +50bps versus H1 2025
  H1 2026 Adjusted EBITDA €880 million (H1 2025: €853 million), H1 2026 Adjusted EBITDA margin 18.7% (H1 2025: 19.0%), impacted -70bps by Transitional Service Agreements (TSAs), with previously allocated depreciation charged as cash costs, and -30bps due to the acquisition in India
  Productivity programme remains on track, with €90 million of savings delivered in H1 2026
  Successfully integrated India and Portugal acquisitions

Financial Highlights
In €, percentage (unaudited)	H1 2026	H1 2025	Q2 2026	Q2 2025
Revenue (in € billions)	4.691	4.503	2.921	2.711
Reported revenue growth	4.2%	2.5%	7.8%	1.4%
Organic Sales Growth(a)	4.7%	5.8%	4.9%	7.0%
Organic Volume Growth	2.5%	3.5%	2.3%	4.9%
Organic Price Growth(a)	2.2%	2.1%	2.5%	2.0%

Operating profit (in € millions)	587	569
Adjusted EBIT (in € millions)	716	666
Adjusted EBITDA (in € millions)	880	853

Operating profit margin (% revenue)	12.5%	12.6%
Adjusted EBIT margin (% revenue)	15.3%	14.8%
Adjusted EBITDA margin (% revenue)	18.7%	19.0%

Free Cash Flow (FCF, in € millions)	273	138
Diluted Earnings Per Share (€)	0.55
Adjusted Earnings Per Share (€)	0.72

(a) India and Portugal were not in the perimeter and paid royalty for the use of TMICC brands prior to acquisitions completed on 30 March 2026 and 1 April 2026 respectively. The underlying growth of The Magnum Ice Cream Company N.V. (the ‘Company’ or ‘TMICC’) excluding these royalties would be Organic Sales Growth (OSG) 4.8% and Organic Price Growth (OPG) 2.3%.

Peter ter Kulve, CEO: “We delivered another solid performance for the first half, achieving growth of 4.7%, balancing volume and value to outperform the growing global ice cream category.

Growth in the first half continued to be powered by market-making innovation and our occasion-led demand creation model. Each of our four leading brands – Magnum, Ben & Jerry’s, Cornetto, and the Heartbrand – grew, with innovation across flavours and formats, exciting consumers and customers. Ben & Jerry’s grew mid-single-digit and had an outstanding second quarter with 9.2% growth. Yasso, our high-protein, low-calorie offering, continued to grow double-digit after its successful expansion from sticks to pints.

Our key summer selling season got off to a strong start. We grew and gained share in all regions, including the US – our biggest market – supported by improved operational rigour. Our productivity programme remains on track, helping us deliver underlying margin improvement and providing fuel for growth. This demonstrates the strength of our frontline-first model and ownership culture, which is driving better end-to-end execution. Looking ahead, while we’re clear-eyed on the wider external challenges, we are committed to our strategy, confident in our ability to execute, and reaffirm our full-year outlook.”

Performance review H1 2026

Revenue was €4.7 billion (H1 2025: €4.5 billion) with Organic Sales Growth (OSG) for the first half +4.7%. Volume was +2.5% higher and price was up +2.2%. All three regions contributed to growth, with Europe & ANZ +4.1%, Americas +3.2%, and AMEA +7.6%.

Reported revenue was +4.2% higher than last year, including +2.3% impact from the acquisitions in India and Portugal and -2.7% foreign currency translation effects (forex). Forex translation effects related mainly to the strengthening of the euro against key currencies, particularly the Turkish Lira and US Dollar.

Adjusted EBIT was €716 million (H1 2025: €666 million) and Adjusted EBIT margin was 15.3% (H1 2025: 14.8%), driven by improved gross margin, resulting from productivity savings and pricing, partly offset by cost inflation. Operating profit €587 million (H1 2025: €569 million), was impacted by adjusting items related to establishment costs.

Adjusted EBITDA was €880 million (H1 2025: €853 million), with Adjusted EBITDA margin at 18.7% (H1 2025: 19.0%), primarily impacted by -70bps from TSAs, as previously allocated depreciation was charged as cash costs, and -30bps from the India acquisition. Operationally, savings from our productivity programme and select pricing actions more than offset commodity and other supply chain cost inflation. Net profit was €349 million (H1 2025: €464 million), with €50 million higher Adjusted EBIT more than offset by €62 million higher net finance costs, €40 million net monetary loss from hyperinflation in Türkiye, €32 million additional establishment and restructuring costs, and €31 million higher taxes.

Free Cash Flow was €273 million (H1 2025: €138 million), with the year-on-year increase primarily driven by a favourable working capital movement of €173 million and higher cash from EBIT, partly offset by an increase in interest payments reflecting our standalone financing and operating structure. The favourable working capital movement was largely driven by the interim operating model with Unilever PLC (Unilever). Accordingly, the usual seasonal inventory build-up during the first half did not result in a corresponding cash outflow.

Brands
Our four leading brands – Magnum, Ben & Jerry’s, Cornetto, and the Heartbrand – continued to drive organic sales growth:

  Magnum delivered mid-single-digit growth driven by the successful launch of Magnum Signature La Pistache – ranked as the top ice cream innovation in Europe – and La Peche, Bonbons in Europe & ANZ, and cones in multiple markets of Europe & ANZ as well as AMEA.
  Ben & Jerry’s gained further momentum and grew mid-single-digit across the period, with performance accelerating in the second quarter – for both the Americas and Europe & ANZ – with new stick and sandwich formats bringing new consumers to the brand. Social reach and engagement continued to grow, and our annual Free Cone Day was the most successful yet, with more than one million scoops shared with consumers.
  Cornetto delivered low-single-digit growth, supported by the launch of Pistachio MAX in Europe and Türkiye and an improved 'windmill' structure for its famous topping as well as an on-trend fruit sorbet variant in Europe, China, and selected Southeast Asia markets.
  The Heartbrand delivered mid-single-digit growth, driven by the strong performance of Solero within the core range and newly introduced Bonbons, as well as the continued momentum of Volcanix in Europe and Türkiye.

Innovation
Growth continued to be powered by market-making innovation:

Our core portfolio superiority was enhanced with the success of new range additions, such as Magnum Signature La Pistache and La Peche in Europe. New pint flavours for Ben & Jerry’s, including strawberry doughnut-ee and churrifically churros-y, are among the top 10 new ice cream products in the UK, Netherlands, and Germany.

We continued to create the “perfect portfolio” with a clear offer across all price points, including new launches for Popsicle in partnership with Hello Kitty and Bluey in the US, and reinventing Kwality Wall's in India to lead with a new, improved, dairy recipe.

We are taking our premium brands increasingly multi-format. Magnum sandwiches and ball cones launched strongly in Türkiye, and Ben & Jerry's sticks make up four of the top 10 super premium novelty innovations in the US, with Ben & Jerry's sandwiches the number one impulse ice cream new product in the UK.

Our category expanding innovation continued with the launch of Yasso pints in the US, tapping growing demand for healthier scoopable frozen desserts, and Ice Balls in Asia.

Channels

Our frontline-first model and ownership culture drove growth in all channels. The At-Home channel grew mid-single-digit, supported by improved service levels, which enhanced availability. Growth was further supported by stronger in-store execution, driven by more frequent visits from our dedicated sales force and a greater focus on merchandising. In the US, we continued to rebuild our business in the value and club segments. The Away-from-Home channel delivered mid-single-digit growth, supported by the continued expansion of our cabinet fleet in key markets – including India, Pakistan, China, and Mexico – setting us up better for the key summer season. Digital commerce maintained double-digit growth, driven by solid execution and supported by strong collaboration with key partners as well as improved digital assets.

Productivity
Our productivity programme started in 2024 and is on track to deliver planned savings of €500 million in the medium term. During the first half, we delivered €90 million in savings, including €70 million in supply chain and €20 million from overheads. We have continued to reduce waste, improve factory utilisation, and debottleneck our supply chain.

Perimeter and TSA progress
Our acquisitions in India and Portugal were completed on 30 March 2026 and 1 April 2026 respectively. Consistent with the definition of OSG, which includes changes in sales of acquired businesses from the date of business combination, the growth of India and Portugal has been reflected in reported OSG, Organic Volume Growth (OVG), and Organic Price growth (OPG) from the second quarter onwards. We have appointed six strategic partners that will form the backbone of our future technology stack, and we are now entering a key phase of transformation, building our systems, processes and capabilities. All TSA exits planned for the first half of 2026 were concluded on time, and we continue working to exit remaining TSAs by the end of 2027.

Turkish Competition Authority Investigation Update
The Turkish Competition Authority (TCA) has opened an investigation into our subsidiary in Türkiye focused on the use of cabinets in small retail outlets. While they do this, they have announced an interim measure that, at retail points with closed net sales areas of 100 square metres or less, where no other freezer cabinet directly accessible to consumers is present, 30% of the total cabinet capacity of each TMICC-owned freezer cabinet shall be allocated to competing products or left empty. The Company has until 15 August 2026 to implement the interim measure, and we will continue to cooperate with the TCA throughout the process.

Full Year 2026 Outlook

Whilst we are mindful of continued uncertainty in the global environment, particularly in the Middle East and the associated knock-on effects to inputs costs, our direct regional exposure remains limited, and we are taking mitigating actions. Our focus is on executing our growth strategy and productivity programme, and we are reaffirming our full year outlook.

We expect Organic Sales Growth for 2026 to be between 3% to 5% and an Adjusted EBITDA margin improvement of 40 to 60bps, on a comparable perimeter basis with 2025. The reported improvement in Adjusted EBITDA margin is expected to be 0 to 20bps, primarily due to the impact of the acquisition of the India business.

-ENDS-

Conference call and audio webcast

Peter ter Kulve, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 11:00 CEST, to discuss the H1 2026 results. A live webcast of the conference call will be available on the Magnum Ice Cream Company website and can be accessed here.

Enquiries Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

This announcement has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. EURONEXT: MICC / NYSE: MICC / LSE: MICC is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of 19,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

Other information

Segment performance (unaudited)

EUROPE & ANZ
In €, percentage	H1 2026	H1 2026 Excluding Royalties (a)	H1 2025
Revenue (in € billions)	1.961	1.961	1.861
Reported revenue growth	5.4%	5.4%	6.0%
Organic Sales Growth	4.1%	4.3%	6.1%
Organic Volume Growth	4.8%	4.8%	3.8%
Organic Price Growth	-0.6%	-0.4%	2.2%

Adjusted EBITDA margin	17.7%	17.7%	17.2%
Adjusted EBIT margin	14.6%	14.6%	13.6%
(a) India and Portugal were not in the perimeter and paid royalty for the use of TMICC brands. To reflect the underlying performance of the region, OSG and OPG have been presented by excluding these royalties.

Europe & ANZ delivered a solid performance, with +4.1% OSG and market share gains in key markets. Growth was volume-driven, supported by favourable weather towards the end of the period. France and the UK were the main growth drivers in the region, with France delivering double-digit growth and the UK posting mid-single-digit growth. In Italy, we continued to execute our turnaround plan, stabilising sales and market share, following a prolonged period of decline.

Magnum and Ben & Jerry’s performed strongly, delivering high single-digit and mid-single digit growth respectively, supported by new format innovations and new flavours. Growth was enabled by improved availability and on-shelf execution, with key wins including new listings.

Adjusted EBIT margin improved +100bps despite -50bps headwind due to lower royalties from India. Strong gross margin delivery was partially offset by previously allocated depreciation charged as cash costs, which adversely impacted Adjusted EBITDA margin by -90bps.

AMERICAS
In €, percentage	H1 2026	H1 2025
Revenue (in € billions)	1.463	1.479
Reported revenue growth	-1.1%	-2.6%
Organic Sales Growth	3.2%	1.8%
Organic Volume Growth	0.1%	0.6%
Organic Price Growth	3.1%	1.2%

Adjusted. EBITDA margin	16.0%	15.5%
Adjusted EBIT margin	12.9%	11.5%

The Americas delivered +3.2% OSG and continued to gain market share in both the US and Mexico, while continuing to execute our turnaround plan in Brazil, where the business remained in decline. Reported revenue was -1.1% versus last year, due to -4.1% impact from forex translation.

In North America, growth was driven by our leading US brands, with Yasso and Popsicle continuing double-digit growth and Ben & Jerry’s outperforming the broader market, resulting in market share gains.

Innovation continues to revitalise our US portfolio. Strategic partnerships – including with Hershey and Disney – supported growth across key brands, while Popsicle benefitted from successful collaborations with Hello Kitty and Bluey. Ben & Jerry’s delivered strong growth, especially during the second quarter, supported by the launch of stick and sandwich formats.
Growth was further supported by increased availability across the value and club segments for the At-Home channel, as well as through digital commerce. Continued expansion of our cabinet fleet in Latin America strengthened our presence in the Away-from-Home channel.

Adjusted EBIT margin improved +140bps due to carry-over pricing effect from H2 2025 and savings from our productivity programme, which more than offset increased distribution costs. Adjusted EBITDA improved +50bps, due to higher EBIT partially offset by previously allocated depreciation charged as cash costs.

AMEA
In €, percentage	H1 2026	H1 2025
Revenue (in € billions)	1.267	1.163
Reported revenue growth	9.0%	3.8%
Organic Sales Growth	7.6%	10.7%
Organic Volume Growth	1.9%	7.1%
Organic Price Growth	5.6%	3.4%

Adjusted EBITDA margin	23.5%	26.2%
Adjusted EBIT margin	19.0%	20.9%

AMEA continued to grow with +7.6% OSG. Türkiye performed strongly with double-digit growth despite being impacted by the measures imposed by the Turkish Competition Authority (TCA). Pakistan continued double-digit momentum, while Indonesia achieved mid-single-digit growth and significant share gains. India, which was included in the perimeter from the second quarter onwards, also delivered double-digit growth. OSG was moderated by China, which was impacted by unfavourable weather towards the end of the period.

Reported revenue increased +9.0%, including +6.8% acquisition impact from India and -5.2% forex translation effects. Growth was driven by innovations from our global brands, such as the Magnum sandwich in Türkiye, and market-specific launches including Cornetto multi-layer sticks as well as further premiumisation of the core Cornetto range, including a new windmill structure and a fruit sorbet variant. This was achieved by driving consumption occasions and expanding market penetration through festive activations, as well as joint business plans with retail partners, resulting in greater product availability and consumer reach.

Adjusted EBIT margin declined -190bps due to significant external headwinds, including material cost inflation, hyperinflation and measures imposed by the TCA, as well as our acquisition in India. These impacts were partly mitigated by selective pricing actions and disciplined execution of our cost management programme. Adjusted EBITDA margin decreased by -270bps, also reflecting previously allocated depreciation charged as cash costs.

Historical half-yearly organic sales, price, and volume growth and Q2 growth per regions

Half-yearly Growth for TMICC
In percentage	H1 2024	H2 2024	H1 2025		H2 2025	H1 2026
Organic Sales Growth	-0.7%	7.6%	5.8%		2.2%	4.7%
Organic Volume Growth	-1.7%	4.9%	3.5%		-1.0%	2.5%
Organic Price Growth	1.1%	2.5%	2.1%		3.2%	2.2%

Q2 Growth per Region
In percentage	Organic Sales Growth		Organic Volume Growth		Organic Price Growth
	Q2 2026	Q2 2025	Q2 2026	Q2 2025	Q2 2026	Q2 2025
Europe & ANZ	4.2%	6.8%	5.0%	4.2%	-0.8%	2.5%
Americas	3.6%	1.7%	0.1%	1.8%	3.5%	-0.1%
AMEA	7.5%	14.3%	0.1%	10.2%	7.3%	3.7%

Additional commentary on the unaudited condensed financial statements (H1 2026)

Finance costs
Net finance costs totalled €72 million (H1 2025: €10 million), primarily driven by interest cost on credit facilities and bonds. During H1 2025, finance costs did not include any allocation of interest incurred by Unilever or interest bearing fundings.

Taxation
Adjusted effective tax rate for the first half was 30.2% (H1 2025: 21.5%), due to factors including higher unrecognised losses, non-deductible interest costs, together with a one-off benefit arising from tax settlements in the prior year. The effective tax rate was 30.4% (H1 2025: 20.7%). For the full year 2026, the adjusted effective tax rate excluding the impact of prior year tax settlements is expected to be around 27%, at the upper end of our medium-term plan.

Net monetary loss
Net monetary loss arising from hyperinflation adjustments for Türkiye was €13 million (H1 2025: gain of €27 million). The first-half loss compared to a gain for last year is related to a higher net monetary asset position, driven by indirect tax receivables recognised on asset transfers.

Net debt
Net debt was €3,264 million (FY 2025: €2,967 million; H1 2025: €300 million). The increase compared with year-end 2025 primarily reflects additional funding raised to support our strategic growth initiatives, including acquisitions completed during the period, and to meet working capital requirements as the Company increasingly operates as a standalone business. This was partially offset by a higher cash balance at period end.

Compared with the same period last year, net debt increased primarily as a result of debt financing raised in November 2025 to fund the settlement of amounts payable to Unilever arising from the separation.

Finance and liquidity
During the first half no bonds matured, were repaid, nor issued. On 30 June 2026, the Company had undrawn facilities and revolving credit facilities aggregating to €1.1 billion.

Principal Risks

The principal risks and uncertainties faced by TMICC and its subsidiaries are set out on pages 36 to 39 of the 2025 Annual Report and in the ‘Cautionary Statement’. The nature and potential impact of these risks remain substantially unchanged for the remaining six months of 2026.

Cautionary statement

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of The Magnum Ice Cream Company N.V. (the ‘Company’). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘seek’, ‘continue’, ‘projected’, ‘estimate’, ‘achieve’ or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements.

Forward-looking statements also include, but are not limited to, statements and information regarding the Company’s strategy, plans and expected trends, financial results and results of operations, including trends in the global ice cream market, the Company’s outlook and expected modelled or potential financial results including, sales growth and Adjusted EBITDA margin improvement, expectations with respect to the Company’s productivity programme, the anticipated growth of the global ice cream market, expectations with respect to Company’s strategic partners, statements with respect to external environment, statements relating to costs and anticipated benefits from pricing such as increase in supply chain costs, plans and ambitions of the Company to maintain a leadership position in the global ice cream market, statements with respect to the Turkish Competition Authority investigation, statements regarding the Company’s exposure to the Middle East and impact of geopolitical events and hostilities, including those in the Middle East as well as consequences of mitigating actions, statements on the Company’s financial results and result of operations, the Company’s expected financial and operational position, finalisation of exits from remaining TSAs by the end of 2027. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Company (including during management presentations) in connection with this document. These forward-looking statements are based upon current expectations, assumptions, plans and projections regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Company’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this document are: the Company’s global brands not meeting consumer preferences; the Company’s ability to innovate and remain competitive; the Company’s investment choices in its portfolio management; the effect of climate change on the Company’s business; the Company’s ability to find sustainable solutions to its packaging; significant changes or deterioration in customer relationships; the Company’s reliance on Unilever; the recruitment and retention of talented employees; disruptions in the Company’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Company operates. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year 2025 and filed by the Company on Form 20-F with the U.S. Securities and Exchange Commission (the ‘SEC’) on 18 March 2026, the Company’s other documents on file, and filed from time to time, by the Company with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Market and Industry Information

All references to market share, market data, industry statistics and industry forecasts in this document consist of estimates compiled by industry professionals, competitors, organisations or analysts, of publicly available information or of the Group’s own assessment of its sales and markets. Rankings are based on sales unless otherwise stated. None of the Company or its affiliates, representatives, partners, members, directors, officers, employees, advisers or agents. make any representation or warranty with respect to the accuracy of such information, and each expressly disclaim any responsibility or liability for any damages or losses in connection with the use of such information herein.

Comparability

Prior to 1 July 2025, TMICC did not operate as a standalone Group. Whilst a part of Unilever, TMICC has historically been reported as an operating segment under IFRS 8 in Unilever’s annual report and HY condensed financial reporting ('Ice Cream'). The basis of preparation of the financial information utilised in this announcement is in Appendix A and differs from the Ice Cream segment as presented historically in Unilever’s financial reporting. As a result, while the two sets of financial information are similar, there are certain differences in accounting and disclosure under IFRS. These differences primarily include:

  Removal of countries (Russia, India, Portugal) which are not in the carve-out perimeter, but historically reported within ‘Ice Cream’
  Other minor adjustments

Non-IFRS Financial Measures Definitions

The information in this announcement contains certain measures not defined by, or calculated in accordance with, IFRS, including Organic Sales Growth (OSG), Organic Price Growth (OPG), Organic Volume Growth (OVG), Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted Earnings per Share, Free Cash Flow, Net Debt and Adjusted Effective Tax Rate. The non-IFRS financial measures presented in this announcement may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as a substitute for, financial information presented in compliance with IFRS. The definition and reconciliation with IFRS measures are presented in Appendix B.

Appendix A Condensed financial statements as of and for the first half ended 30 June 2026 (unaudited)

Condensed consolidated income statement (unaudited)

In millions of €		First half
	Notes	2026	2025	Change	%

Revenue	2	4,691	4,503	188	4.2
Operating Profit		587	569	18	3.1
Net finance costs		(72)	(10)	(62)	650.1
-Pensions and similar obligations		(1)	(5)
-Finance income		7	3
-Finance costs		(78)	(8)
Net monetary gain/(loss) arising from hyperinflationary economies		(13)	27	(40)	(147.6)
Profit before taxation		502	586	(84)	(14.4)
Taxation	3	(153)	(122)	(31)	25.7
Net profit		349	464	(115)	(24.8)
Attributable to:
-Non-controlling interests		7	10
-Shareholders of the Company / Parent investment		342	454
Earnings per share, in €
Basic earnings per share	5	0.56	N/A
Diluted earnings per share		0.55	N/A

Condensed consolidated statement of comprehensive income (unaudited)

In millions of €		First half
	Notes	2026	2025
Net profit		349	464
Other comprehensive income Items that will not be reclassified to profit or loss, net of tax:
Remeasurement of defined benefit pension plans		11	22
Items that may be reclassified subsequently to profit or loss, net of tax: Cash flow hedges losses		(7)	(48)
Currency retranslation gains/(losses)		61	(236)
Total comprehensive income		414	202
Attributable to:
Non-controlling interests		8	7
Shareholders’ equity / Parent investment		406	195

Condensed consolidated statement of changes in equity (unaudited)

In millions of €	Invested Capital	Share Capital	Share premium	Retained Earnings	Other Reserves	Total Shareholders' Equity(e)	Non-controlling Interests	Total Equity
First half 2026
1 January 2026		2,143	5,798	(172)	(7,144)	625	8	633
Profit for the period				342	-	342	7	349
Other comprehensive income, net of tax
Remeasurement of defined benefit pension plans				11	-	11		11
Cash flow hedges losses				-	(7)	(7)		(7)
Currency retranslation gains(a)				-	60	60	1	61
Total comprehensive income				353	53	406	8	414
Movements in shares for employee share plans				(8)	(2)	(10)		(10)
Share-based payment credit (b)				18	-	18		18
Hedging losses transferred to non-financial assets				-	42	42		42
Acquisition of non-controlling interests				-	-	-	25	25
30 June 2026		2,143	5,798	191	(7,051)	1,081	41	1,122

First half 2025
1 January 2025	2,385				393	2,778	23	2,801
Profit for the period(d)	454				-	454	10	464
Other comprehensive income, net of tax
Remeasurement of defined benefit pension plans	-				22	22		22
Cash flow hedges losses	-				(48)	(48)		(48)
Currency retranslation losses(a)	-				(233)	(233)	(3)	(236)
Total comprehensive income	454				(259)	195	7	202
Dividends paid to Unilever	(10)				-	(10)	-	(10)
Share-based payment credit(b)	19				-	19	-	19
Dividends declared to non-controlling interests	-				-	-	(6)	(6)
Hedging gains transferred to non-financial assets	-				(36)	(36)	-	(36)
Other transactions with Unilever(c)	(111)				-	(111)	-	(111)
Transactions with owners of the non-controlling interests	-				-	-	3	3
30 June 2025	2,737				98	2,835	27	2,862

(a)   Includes a hyperinflation adjustment in relation to Türkiye.
(b)   In H1 2025, the share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of Unilever share options and awards allocated to the Ice Cream Business. It includes the fair value of Unilever share awards allocated to the Group which is presented in Invested Capital. Following the Demerger and during H1 2026, the Group granted its own share awards to employees, and the related non-cash charge in operating profit for these awards is presented in Retained Earnings.

(c)   In H1 2025, other transactions with Unilever reflect the fact that the Ice Cream Business does not retain cash generated from operating activities and represent the cash outflow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities.

(d)   In H1 2025, Profit for the period is presented within Invested Capital.

(e)   In the 2025 condensed combined carve-out financial statements this referenced as Net Parent Investment.

Condensed consolidated balance sheet (unaudited)

In millions of €	Notes	30 Jun 2026	31 Dec 2025	30 Jun 2025
Assets
Non-current assets
Goodwill		885	510	531
Intangible assets		764	731	716
Property, plant and equipment		2,600	2,306	2,258
Pension asset for funded schemes in surplus		91	78	40
Deferred tax assets		468	520	126
Other non-current assets		196	186	29
Total non-current assets		5,004	4,331	3,700

Current assets
Inventories		1,114	873	1,054
Trade and other current receivables		3,019	1,790	1,388
Current tax assets		55	45	8
Cash and cash equivalents	4	577	441	49
Assets held for sale		-	-	3
Other financial assets		41	8	-
Total current assets		4,806	3,157	2,502
Total assets		9,810	7,488	6,202

Liabilities
Non-current liabilities
Financial liabilities		3,473	3,311	260
Pensions and post-retirement healthcare liabilities
- Funded schemes in deficit		2	1	1
- Unfunded schemes		68	75	87
Provisions due after more than one year		40	31	40
Deferred tax liabilities		218	206	262
Other non-current liabilities		130	124	10
Total non-current liabilities		3,931	3,748	660
Current liabilities
Financial liabilities due within one year	4	372	105	89
Trade payables and other current liabilities		4,283	2,921	2,535
Current tax liabilities		79	42	20
Provisions		23	39	35
Liabilities held for sale		-	-	1
Total current liabilities		4,757	3,107	2,680
Total liabilities		8,688	6,855	3,340

Equity
Shareholders' equity (a)		1,081	625	2,835
Non-controlling interests		41	8	27
Total equity		1,122	633	2,862
Total liabilities and equity		9,810	7,488	6,202

(a) In the H1 2025 condensed combined carve-out financial statements this is referenced as Net Parent Investment

Condensed consolidated statement of cash flows (unaudited)

In millions of €	First half
	2026	2025

Net profit	349	464
Taxation	153	122
Net monetary (gain)/loss arising from hyperinflationary economies	13	(27)
Net finance costs	72	10
Operating profit	587	569
Adjustments for
- Depreciation, amortisation and impairment (direct and allocated) (a)	164	187
- Non-cash charge for share-based compensation	18	19
- Elimination of losses on disposals	5	8
Changes in working capital:	(131)	(304)
- Inventories	(137)	(198)
- Trade and other receivables	(1,155)	(956)
- Trade payables and other liabilities	1,161	850
Pensions and similar obligations less payments	(5)	(16)
Provisions less payments	(13)	(64)
Other adjustments	(2)	(1)
Cash flow from operating activities	623	398
Income tax paid	(84)	(122)
Net cash flow from operating activities	539	276
Interest received (b)	7	3
Purchase of property, plant and equipment	(182)	(150)
Disposal of property, plant and equipment	1	17
Acquisition of businesses, net of cash	(445)	-
Disposal of other non-current investments	-	1
Net cash flow used in investing activities	(619)	(129)
Dividends paid to Unilever	-	(10)
Interest paid (b)	(92)	(8)
Net change in short-term borrowings	249	-
Proceeds from loans and borrowings	840	6
Repayment of loans and borrowings	(747)	-
Lease payments	(34)	(30)
Purchase of shares for employee share plans	(8)	-
Other transactions with Unilever and owners of non-controlling interests (b)	-	(122)
Net cash flow from / (used in) financing activities	208	(164)
Net increase / (decrease) in cash and cash equivalents	128	(17)
Cash and cash equivalents at the beginning of the period	436	67
Effect of foreign exchange rate changes	10	(5)
Cash and cash equivalents at the end of the period (c)	574	45

(a) In H1 2025, depreciation, amortisation and impairment (direct and allocated) reflects amortisation and depreciation charges relating to intangible assets, property, plant and equipment, and leased assets and liabilities included in the condensed consolidated balance sheet and an allocation of amortisation and depreciation charges for those software and land and buildings used by the Ice Cream Business but which were not transferred to the Group. In H1 2026, these depreciation and amortisation costs are included within the TSA charge from Unilever, reflecting the Group’s continued use of those assets during the Transitional Period.
(b) In H1 2025, Unilever used a centralised approach to cash management and financing its operations, transactions between Unilever and the Ice Cream Business were accounted for through Invested Capital. Accordingly, none of the cash, cash equivalents, debtor related interest income and expense at the corporate level were assigned to the Ice Cream Business. Cash that was held in newly incorporated holding companies for the sole purpose of the restructuring prior to demerger has also been excluded. Only cash, debt and related interest held by entities that only contain Ice Cream related trading activities was assigned in H1 2025. The other transactions with Unilever and non-controlling interests reflected the fact that the Ice Cream Business did not retain cash generated from operating activities and represented the cash outflow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities. This balance represents Group transactions and cash pooling activities between Unilever and the combined Ice Cream Business.
(c)   Cash and cash equivalent at the end of the period in the statement of cash flow includes bank overdrafts of €3 million (H1 2025: €4 million), excluding those the cash and cash equivalents at H1 2026 is €577 million ( H1 2025: €49 million).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying notes are an integral part of these condensed consolidated financial statements.

1.      Basis of preparation, accounting policies, estimates and judgements

Reporting Entity

The Magnum Ice Cream Company N.V. (‘TMICC’) is a public limited liability company (naamloze vennootschap) domiciled in the Netherlands. TMICC is headquartered in Amsterdam and its registered address is Reguliersdwarsstraat 63, 1017BK Amsterdam, the Netherlands. The condensed consolidated financial statements of TMICC as at and for the six months ended 30 June 2026 comprise TMICC and its subsidiaries (together referred to as ‘TMICC’, the ‘Company’ or the ‘Group’). TMICC is the global leader in the ice cream industry, operating in 80 markets with an extensive portfolio of global and local brands.

TMICC derives from the demerger of the Ice Cream Business previously owned by Unilever PLC (Unilever Group) and is publicly listed with its shares admitted to trading on Euronext Amsterdam, the London Stock Exchange, and the New York Stock Exchange on 8 December 2025.

Basis of Preparation and Accounting policies

These condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board and as endorsed by the European Union. They have been prepared on a going concern basis using the same accounting policies, judgements and estimates as those applied in the Group’s consolidated financial statements for the year ended 31 December 2025. They do not include all disclosures required for annual financial statements and should be read together with the Group’s 2025 annual financial statements. Selected explanatory notes are included where relevant to explain events and transactions significant to an understanding of the changes in the Group’s financial position and performance since 31 December 2025.

Comparative information for the first half of 2025 represents combined carve-out financial information derived from Unilever’s consolidated accounting records prior to legal execution of the demerger. During that period, the results included allocations of certain centrally incurred and corporate costs from Unilever. Following the demerger, these were replaced by charges under TSAs.

These condensed consolidated financial statements were authorised for issue by the Board of Directors on 30 July 2026.

Standards and amendments effective from 1 January 2026 were not applicable or material to the Group. IFRS 18 Presentation and Disclosure in Financial Statements, effective from 1 January 2027, will replace IAS 1 and introduce new requirements for the presentation of the income statement, including defined categories and disclosures for management-defined performance measures. The Group is currently assessing the impact of IFRS 18. All other standards, amendments and interpretations issued but not yet effective are not expected to have a material impact on the Group.

Due to rounding, the figures presented in the condensed consolidated financial statements and notes may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Seasonality

The operations of the Ice Cream Business are subject to seasonal fluctuations that affect financial performance. Historically, revenue and adjusted EBITDA are higher in the first half of the financial year driven by strong activity in the most seasonally affected markets. No adjustments have been made to defer or anticipate revenues or costs that are seasonal, cyclical, or occasional in nature.

2.      Segment information

The operating segment information for the Group is provided based on three geographical areas: Europe & ANZ, Americas and AMEA.

In millions of €	Europe & ANZ		Americas		AMEA(a)		Total
	H1 2026	H1 2025	H1 2026	H1 2025	H1 2026	H1 2025	H1 2026	H1 2025
Revenue (b)	1,961	1,861	1,463	1,479	1,267	1,163	4,691	4,503
Operating Profit (b)	230	226	142	126	214	217	587	569
Adjusting items (c)	56	27	46	44	27	26	129	97
Adjusted EBIT	286	253	188	170	241	243	716	666
Adjusted EBIT %	14.6%	13.6%	12.9%	11.5%	19.0%	20.9%	15.3%	14.8%
Depreciation and amortisation	61	67	45	59	57	61	164	187
Adjusted EBITDA	347	320	233	229	298	304	880	853
Adjusted EBITDA %	17.7%	17.2%	16.0%	15.5%	23.5%	26.2%	18.7%	19.0%

(a) In the Condensed combined carve-out financial statements for H1 2025 this was referred to as Rest of World.

(b) In H1 2025, Revenue and operating profit included royalties of €9 million primarily from Unilever’s ice cream business in India. In H1 2026, due to the acquisition of India no material royalties were recognised (H1 2026: €0.9 million).

(c) Adjusting items include acquisition and disposal related costs of €110 million (H1 2025: €121m) and restructuring costs of €19 million (H1 2025: credit of €26 million). In the first half of 2025, a net release of €43 million was recognised in relation to restructuring provisions, partly offset by €17 million of charges for supply chain projects and other corporate initiatives. The release was mainly driven by higher redeployment of employees who had been expected to exit as at FY 2024. Adjusting items are classified separately due to their nature and/or frequency of occurrence. Net monetary gain/loss arising from hyperinflationary economies is also an adjusting item due to its nature and size, however, it is not included in operating profit therefore not included within adjusting items above.

Adjusted EBITDA is the primary measure by which we evaluate segment profit or loss and make resource-allocation and performance-assessment decisions.

3.      Taxation

The tax charge for the first half of 2026 was determined using jurisdiction-specific effective tax rates and may not be representative of future periods. The effective tax rate for the first half is 30.4%, compared with 20.7% in 2025. The tax rate is calculated by dividing the tax charge by the pre-tax profit. The primary drivers for the increase compared to H1 2025 effective tax rate are higher unrecognised losses, non-deductible interest costs, together with the prior year inclusion of a one-off benefit arising from tax settlements. In addition, H1 2026 includes the impact of the non-deductible monetary loss related to Türkiye (2025: non-taxable monetary gain).

4.      Financial Instruments

The Company aims to protect the value of financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for H1 2026, FY 2025, and H1 2025. Cash resources are shown below.

Financial assets (unaudited) (a)

In millions of €	H1 2026	FY 2025	H1 2025
Cash and cash equivalents
Cash at bank and in hand	262	402	35
Short-term deposits with maturity of less than three months	315	39	14
Total financial assets	577	441	49

(a) Financial assets exclude 'trade and other current receivables' and 'other financial assets'. All financial assets are classified as current.

Financial liabilities (unaudited) (a)

In millions of €	H1 2026			FY 2025			H1 2025
	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total
Bank loans and overdrafts(b)	284	2	287	34	1	35	39	-	39
Bonds and other loans	-	3,168	3,168	-	3,077	3,077	-	-	-
Lease liabilities	57	169	226	43	100	143	49	115	164
Loans with Unilever	-	-	-	-	-	-	1	-	1
Derivatives	31	-	31	28	-	28	-	-	-
Other financial liabilities(c)	-	133	133	-	133	133	-	145	145
Total financial liabilities	372	3,473	3,845	105	3,311	3,416	89	260	349

(a) Financial liabilities exclude trade payables and other liabilities.
(b) Bank loans and overdrafts do not include any secured liabilities. This includes Commercial Papers of €200 million raised in June 2026.
(c) Other financial liabilities consist of an option to acquire non-controlling interests in Magnum RFM Ice Cream Inc from RFM Corporation, the Philippines Joint Venture (the ‘Philippines Put Option’). The Group holds 50% plus one share in the joint venture. According to the shareholder agreement established in March 1999, RFM Corporation is entitled, each year within one month following 31 December year end, to require the Group to acquire all or a portion of RFM Corporation’s shares in the joint venture at a price determined by the agreement. RFM Corporation has executed a waiver stipulating that they waive their right to exercise the option until April 2028.

There have been no material changes in the classification of the fair value of financial assets and financial liabilities since FY 2025. Additionally, there have been no significant movements between the fair value hierarchy classifications during this period.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in FY 2025.

Assets and liabilities carried at fair value

Derivatives liabilities of €31 million (FY 2025: €28 million) and short-term deposits of €315 million (FY 2025: 39 million) are valued using valuation techniques with market observable inputs (Level 2). There are no derivatives assets and other cash equivalents valued at quoted prices for identical instruments (Level 1) or not based on observable market data (Level 3).

The Philippines Put Option is valued annually at the redemption value with subsequent changes in finance costs (Level 3). The redemption value is derived from a formula defined in the shareholder agreement which uses historical financial information, multipliers, and CPI adjustments. The impact in the income statement for the first half of 2026 due to the Philippines Put Option is €nil (H1 2025: €nil).

Assets and liabilities carried at amortised cost

Bonds issued by the Group are measured at amortised cost. The fair value of these bonds using quoted prices in active markets (Level 1 of the fair value hierarchy) is €2,962 million (FY 2025: €2,998 million and H1 2025: €nil). The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.

Other financial assets and liabilities

Cash and short-term deposits, trade and other current receivables, overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.

Lease liabilities and non-current receivables and payables have a fair value that approximate the carrying value based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.

5.      Earnings per share (EPS)

The earnings per share calculations are based on the weighted average number of ordinary shares of TMICC in issue during the period less the weighted average number of shares held as treasury shares.

In calculating diluted earnings per share, the weighted average number of shares is adjusted to reflect the dilutive effect of potential ordinary shares, principally arising from employee and executive share-based payment arrangements.

Prior to 6 December 2025, the Company was under the control of Unilever and did not have any issued shares. Accordingly, EPS has not been calculated for H1 2025.

EPS for total operations for the six months is calculated as follows:

H1 2026
EPS – Basic
Net profit attributable to shareholders' equity (in € millions)	342
Average number of shares (millions of share units)	612
EPS – basic (€)	0.56
EPS – Diluted
Net profit attributable to shareholders' equity (in € millions)	342
Adjusted average number of shares (millions of share units)	617
EPS – diluted (€)	0.55

The number of ordinary shares has not changed compared to 31 December 2025.

On 16 June 2026, the Group granted 10,952,635 share options under the Foundation Plan for Growth, a one-off equity-settled share-based payment arrangement for selected senior executives. The options vest in two equal tranches after three and four years. They are subject to continued employment and a relative Total Shareholder Return (TSR) market condition. They are measured at grant-date fair value using an option pricing model (Monte Carlo Simulation), with the related expense recognised over the vesting period with a corresponding entry in equity.

6.      Acquisitions and Disposals

Acquisitions

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.

Deal completion date	Acquired business
30 March 2026	61.90% shareholding in Kwality Wall’s (India) Limited (‘KWIL’). KWIL comprises the Indian ice cream business, including manufacturing, distribution, sales and related operations. An open offer to acquire up to 26% of KWIL’s public shares was announced on 16 February 2026 and completed on 7 May 2026, increasing the Group’s shareholding to 61.91%.
1 April 2026	100% of UL Ice Cream Comercial, Lda. (‘ULICC’) which is the demerged Ice-cream marketing and sales operations in Portugal of Unilever Fima Lda. The sourcing unit acquisition will complete separately, following receipt of additional regulatory and operational approvals. A refundable €16 million advance payment has been made with respect to the sourcing unit until legal ownership transfers to TMICC.

The acquisitions are consistent with the Group’s strategy to establish a standalone global ice cream business following the separation from Unilever.

During the three months ended 30 June 2026, KWIL contributed €79 million revenue and €10 million operating profit, while ULICC contributed €44 million revenue and €10 million operating profit. Had both acquisitions occurred on 1 January 2026, management estimates that consolidated revenue and operating profit for the period would have been €4,749 million and €572 million, respectively.

The following table sets out the opening balance sheets which remain provisional pending finalisation of the purchase price allocation. This has not yet been completed as the transactions took place at the start of the second quarter.

In millions of €	KWIL	ULICC	Total

Intangible assets	10	10	20
Property, plant and equipment	117	14	131
Other non-current assets	1	1	2
Trade and other receivables	23	10	33
Inventories	28	19	47
Other current assets	1	2	3
Non-current liabilities	(45)	(3)	(48)
Current liabilities	(66)	(26)	(92)
Total identifiable net assets at fair value	69	27	96

Non-controlling interest	(25)	-	(25)
Goodwill arising on acquisition	235	125	360
Purchase consideration transferred	279	152	431

For both acquisitions, the consideration transferred was measured at fair value at the acquisition date. The consideration was settled entirely in cash, with no contingent consideration or equity instruments issued.

Goodwill primarily reflects expected growth opportunities, operational efficiencies and synergies. Specifically, for KWIL and ULICC, this represents the customer and distribution growth, local market expertise as well as product innovation, and premiumisation opportunities. The amount of goodwill is not expected to be deductible for income tax purposes.

Disposal of Venezuelan Ice Cream Business
During H1 2025, the Company entered into an agreement to sell its Venezuela business, which was classified as held for sale at 30 June 2025, with the transaction completing on 3 July 2025 and resulting in a net loss on disposal of €4 million.

7.      Events after Balance Sheet date

Subsequent to the reporting date, the Group repaid in full the outstanding balance of €190 million drawn under the term loan facility previously classified as non-current liabilities as well as €150 million to Unilever in respect of the working capital subsidy. Further commercial papers of €290 million were issued with repayments of €340 million leading to a decrease from €200 million to €150 million, which is in line with ongoing short-term liquidity management. These transactions do not have any impact on net debt as at the reporting date.

Appendix B Definitions and Reconciliation of non-IFRS Financial measures

The sections below provide reconciliations of the closest measures prepared in accordance with IFRS to the non-IFRS measures used by the Group.

Constant currency

The Group uses “constant rate” and “organic” measures primarily for internal performance analysis and targeting purposes. The Group presents certain items, percentages and movements, using constant exchange rates, which do not include the impact of fluctuations in foreign currency exchange rates. Constant currency values are calculated by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euro using the prior year closing exchange rate before the application of IAS 29.

OSG, OVG, OPG

OSG refers to the increase in revenue for the period, excluding any change in revenue resulting from disposals, changes in currency and price growth in excess of 26%. in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. The impact of disposals is excluded from OSG for a period of 12 calendar months from the applicable closing date. OSG includes increases or decreases in sales of an acquired business immediately following the business combination, unless a reliable historical baseline is not available for the 12 months prior to the acquisition, in which case sales during the first 12 months of the acquisition are excluded from OSG. The Group believes this measure provides valuable additional information on the organic sales performance of the business and it is a key measure used internally.

OVG is part of OSG and means, for the applicable period, the increase in revenue in such period calculated as the sum of: (i) the increase in revenue attributable to the volume of products sold; and (ii) the increase in revenue attributable to the composition of products sold during such period. OVG therefore excludes any impact on OSG due to changes in prices.

OPG is part of OSG and means, for the applicable period, the increase in revenue attributable to changes in prices during the period. OPG therefore excludes the impact to OSG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, the Group excludes the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in OSG above.

The following table presents a reconciliation of changes in the IFRS measure of revenue to OSG for H1 2026 and H1 2025:

	H1 2026	H1 2025
Revenue (in € millions)	4,691	4,503
Revenue growth(a) (%)	4.2	2.5
Effect of acquisitions(b) (%)	2.3	-
Effect of disposals(c) (%)	-	(0.1)
Effect of currency-related items(d) (%)	(2.7)	(3.0)
of which:
Exchange rate changes (%)	(3.1)	(4.1)
Extreme price growth in hyperinflationary markets (%)	0.3	1.1
OSG(e) (%)	4.7	5.8
Of which:
OVG(f)	2.5	3.5
OPG(g)	2.2	2.1

(a) Revenue growth is calculated as current period revenue minus prior year revenue divided by prior period revenue.

(b) Effect of acquisitions is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with acquisitions was removed from the current year. This excludes the change in revenue of the acquisitions compared to their historical base, if this change has been included in the OSG.

(c) Effect of disposals is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with disposals was removed from the prior year.

(d) Effect of currency-related items is comprised of the effect of foreign currency exchange rate movements on revenue growth and price growth in excess of 26% per year in hyperinflationary economies which is excluded from OSG. The calculation of effect of currency-related items is as follows: Effect of currency-related items = [(1+Effect of exchange rate changes) multiplied by (1+ Effect of extreme price growth in hyperinflationary markets)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding.

(e) OSG is revenue growth adjusted to remove the impacts of acquisitions, disposals and the impact of currency-related items (being movements in exchange rates and extreme price growth in hyperinflationary markets). The calculation of OSG is as follows: (1 plus revenue growth) divided by [(1 plus effect of acquisitions) multiplied by (1 plus effect of disposals) multiplied by (1 plus effect of currency related items)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding. The reconciliation of OSG to revenue is as set out in the table above.

(f) OVG and OPG are multiplied on a compounded basis to arrive at OSG through application of the following formula: OSG equals (1 plus OVG) multiplied by (1 plus OPG) minus 1.

(g) OPG in excess of 26% per year in hyperinflationary economies has been excluded when calculating the OSG in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Adjusting items

Several non-IFRS measures are Adjusted to exclude items defined as adjusting. Management considers adjusting items to be significant, or unusual or non-recurring in nature and so believes that separately identifying them helps in understanding the financial performance of the Group from period to period. Adjusting items within operating profit are:

  gains or losses on business disposals which arise from business disposal projects;
  restructuring costs which are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major initiative that delivers cost savings and materially changes either the scope of the business or the manner in which the business is conducted;
  impairments of assets which includes impairments of goodwill, intangible assets, and property, plant and equipment; and
  other approved items which are any additional matters considered by management to be significant and outside the course of normal operations;
  acquisition and disposal-related costs which are costs that are directly attributable to a business acquisition or disposal project.

Adjusting items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost and taxation.

Several non-IFRS measures are adjusted to exclude items defined as adjusting. The following table sets out the calculation of adjusting items for H1 2026 and H1 2025.

In millions of €	H1 2026	H1 2025
Acquisition and disposal-related costs(a)	(110)	(121)
Restructuring costs(b)	(19)	26
Other	-	(2)
Total adjusting items within operating profit	(129)	(97)
Net monetary (loss)/gain	(13)	27
Total adjusting items not in operating profit	(13)	27
Total adjusting items	(142)	(70)

(a) H1 2026 and H1 2025 comprise costs relating to the separation and establishment.

(b) H1 2026 mainly relates to supply chain projects and other corporate initiatives. H1 2025 comprises a net release of €26 million related to the restructuring provision. The release was driven by a significantly higher redeployment of employees in 2025 that were due to exit at the end of 2024.

Adjusted EBIT, Adjusted EBITDA, Adjusted EBIT margin, Adjusted EBITDA margin

Adjusted EBIT is defined as operating profit before the impact of adjusting items within operating profit.  Adjusted EBITDA is defined as Adjusted EBIT before the impact of depreciation, amortisation. Adjusted EBITDA margin and Adjusted EBIT margin is calculated as Adjusted EBITDA and Adjusted EBIT divided by revenue for the period. Those measures are used to evaluate the performance of the Group and its segments. Items are classified as adjusting due to their nature and/or frequency of occurrence. The Group’s management believes this measure provides useful information in understanding and evaluating the Group’s operating results.

The following table sets out a reconciliation of net profit to Adjusted EBIT and Adjusted EBITDA for H1 2026 and H1 2025 as well as Revenue to Adjusted EBIT margin and Adjusted EBITDA margin.

In millions of €	H1 2026	H1 2025
Revenue	4,691	4,503
Net profit	349	464
Net finance costs	72	10
Net monetary loss/(gain) arising from hyperinflationary economies	13	(27)
Taxation	153	122
Operating profit	587	569

Adjusting items within operating profit	129	97
Adjusted EBIT	716	666
Adjusted EBIT margin	15.3%	14.8%
Depreciation and amortisation	164	187
Adjusted EBITDA	880	853
Adjusted EBITDA margin	18.7%	19.0%

Adjusted Earnings per Share (Adjusted EPS)

Adjusted earnings per share (Adjusted EPS) is calculated as profit attributable to shareholders’ equity net of adjusting items divided by the diluted average number of ordinary shares. In calculating profit attributable to shareholders’ equity net of adjusting items, net profit attributable to shareholders’ equity is Adjusted to eliminate the post-tax impact of adjusting items. This measure removes the impact of non-recurring, one-off items from earnings per share and provides better visibility of the underlying performance. The reconciliation of net profit attributable to shareholders’ equity to profit attributable to shareholders’ equity net of adjusting items is as follows:

In millions of €	H1 2026
Net Profit	349
Non-controlling interests	7
Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share	342
Post-tax impact of adjusting items	101
Profit attributable to shareholders’ equity net of adjusting items – used for Adjusted earnings per share	442
Diluted average number of shares (millions of share units)	617
Diluted EPS (€)	0.55
Adjusted EPS - diluted	0.72

Prior to 6 December 2025, the Group was under the control of Unilever and did not have any issued shares. Accordingly, Adjusted EPS has not been calculated for H1 2025.

Free Cash Flow (FCF)

FCF is defined as net cash flow from operating activities, less net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing the Group’s liquidity that management believes is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions, if any.

The following table sets out a reconciliation of net cash flow from operating activities to FCF for H1 2026 and H1 2025:

In millions of €	H1 2026	H1 2025
Net cash flow from operating activities	539	276
Net capital expenditure	(181)	(133)
Net interest paid	(85)	(5)
FCF	273	138
Net cash flow used in investing activities	(619)	(129)
Net cash flow from/(used in) financing activities	208	(164)

Net Debt

Net Debt is defined as the excess of total financial liabilities over cash and cash equivalents, other current financial assets and non-current financial asset derivatives that relate to financial liabilities. Management believes Net Debt provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. The following table sets out a reconciliation of total financial liabilities to Net Debt for H1 2026, FY2025 and H1 2025:

In millions of €	H1 2026	FY2025	H1 2025
Total financial liabilities	(3,845)	(3,416)	(349)
- Current	(372)	(105)	(89)
- Non-current	(3,473)	(3,311)	(260)
Cash and cash equivalents	577	441	49
Other current financial assets	3	8	-
Net debt	(3,264)	(2,967)	(300)

Adjusted Effective Tax Rate (Adjusted ETR)

Adjusted effective tax rate is calculated by dividing taxation excluding the tax impact of adjusting items by profit before tax excluding the impact of adjusting items. This measure reflects the Adjusted effective tax rate in relation to profit before tax excluding adjusting items before tax. This is shown in the table below:

in millions of €	H1 2026	H1 2025
Taxation	153	122
Tax impact of:
Adjusting items within operating profit (a)	33	24
Adjusting items not in operating profit but within net profit (b)	9	(4)
Taxation before tax impact of adjusting items	195	142
Profit before taxation	502	586
Adjusting items within operating profit before tax (c)	129	97
Adjusting items not in operating profit but within net profit before tax (d)	13	(27)
Profit before tax excluding adjusting items before tax	644	656
Effective tax rate (%)	30.4%	20.7%
Adjusted effective tax rate (%)	30.2%	21.5%

(a) Tax impact of adjusting items within operating profit is the sum of the tax on each adjusting item, based on the applicable country tax rates and tax treatment
(b) Deferred tax effect of hyperinflationary adjustments and of purchase price allocation adjustments on deferred tax arising on separation
(c) See Note “Adjusting items”
(d) Net monetary loss/ (gain)

Appendix C Statement of the Board of Directors

This report contains the semi-annual report of The Magnum Ice Cream Company N.V. (‘the Company’), a public limited liability company incorporated under Dutch law and headquartered in the Netherlands. The principal activities of the Company and its subsidiaries (together, ‘the Group’) are described in the Company’s 2025 Annual Report.
The semi-annual report for the six-month period ended 30 June 2026 consists of the H1 2026 Results, the condensed consolidated financial statements (Appendix A), the Definitions and Reconciliation of non-IFRS Financial measures (Appendix B) and the responsibility statement by the Company’s Board of Directors (Appendix C). There have been no material changes to related parties since the 2025 Annual Report and no material related party transactions have taken place in the first six months of the year.
No audit (controle) or review (beperkte beoordeling) has been performed by an auditor in respect of the information in this semi-annual report.

Responsibility statement
The Board of Directors of the Company hereby declares that, to the best of its knowledge:

  the condensed consolidated financial statements for the six-month period ended 30 June 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union;
  the condensed consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
  the ‘TMICC H1 2026 Results’ report gives a fair view of the information required pursuant to Disclosure Guidance and Transparency Rule (DTR) 4.2.7R and 4.2.8R issued by the UK Financial Conduct Authority article 5:25d paragraphs 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Details of all current Directors are available on our website https://corporate.magnumicecream.com.

On behalf of the Board

Peter ter Kulve, Chief Executive Officer

Abhijit Bhattacharya, Chief Financial Officer

Amsterdam, 30 July 2026

Appendix D – Comparatives re-presented to reflect customer returns

For quarterly reporting from Q3 2026, expected customer season-end returns will be accounted in the same quarter as related sales, rather than when the returns occur. This mainly relates to Türkiye and shifts a portion of revenue between quarters, reducing Q3 and increasing Q4 by equal amounts. Quarterly comparatives have been re-presented in the table below. This has no impact on half-year or full year reported results.

	2024				2025
	Q3		Q4		Q3		Q4
	Previously reported (1)	Re -presented	Previously reported (2)	Re - presented	Previously reported (1)	Re-presented	Previously reported (2)	Re-presented
OSG	9.4%	9.1%	4.3%	5.2%	3.7%	3.3%	(0.7%)	0.2%
OVG	6.4%	6.2%	2.2%	2.5%	0.1%	(0.1%)	(3.0%)	(2.6%)
OPG	2.8%	2.7%	2.0%	2.6%	3.6%	3.4%	2.3%	2.9%

(1) The Magnum Ice Cream Company pre-close aide memoire, Q1 2026
(2) 2025 Full year results, Additional commentary on the unaudited financial statements (full year 2025)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: July 30, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer